**STATE OF DELAWARE**
**CERTIFICATE OF CONVERSION**
**FROM A NON-DELAWARE CORPORATION**
**TO A DELAWARE CORPORATION**
**PURSUANT TO SECTION 265 OF**
**THE DELAWARE GENERAL CORPORATION LAW**

1.)     The jurisdiction where the Non-Delaware Corporation first formed in Wyoming.

2.)     The jurisdiction immediately prior to filing this Certificate is Wyoming.

3.)     The date the Non-Delaware Corporation first formed is October 5, 2022.

4.)     The name of the Non-Delaware Corporation immediately prior to filing this Certificate Ampicity, Inc.

5.)     The name of the Corporation as set forth in this Certificate of Incorporation is Ampicity, Inc.

    **IN WITNESS WHEREOF**, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on February 20, 2024.

By: _____

        Peter Bakema
        President